Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the calculation of our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands).

	Nine Months Ended		Fiscal Years Ended December 31,

	September 30, 2009		2008		2007		2006		2005		2004

Net income before taxes	$1,256,028		$372,157		$423,254		$101,354		$1,497		$253,050
Add: fixed charges (interest expense)	1,008,998		1,888,912		1,926,465		1,055,013		568,560		270,116
Earnings as adjusted	2,265,026		2,261,069		2,349,719		1,156,367		570,057		523,166
Fixed charges (interest expense + preferred stock dividend)	1,022,874		1,910,089		1,947,958		1,074,570		583,153		277,861
Preferred stock dividend	13,876		21,177		21,493		19,557		14,953		7,745
Ratio of earnings to fixed charges	2.24	x	1.20	x	1.22	x	1.10	x	1.00	x	1.94	x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.21	x	1.18	x	1.21	x	1.08	x	0.98	x	1.88	x